UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 HEMPSTEAD TPKE.
(No. and Street)

EAST MEADOW	NY	11554
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM V. ROMEO 516-222-8850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. KOENIG & ASSOCIATES, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 UNDERHILL BLVD., SUITE 100	SYOSSET	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM V. ROMEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNR SECURITIES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O

Title

Notary Public

KELLI-ANNE PALAZZO
NOTARY PUBLIC
STATE OF NEW YORK
No 01PA6053000
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES JANUARY 2, 20 19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2016

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS



S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

We have audited the accompanying statement of financial condition of RNR Securities, LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of RNR Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RNR Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791   TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

The supplemental information on pages 14 through 18 has been subjected to audit procedures performed in conjunction with the audit of RNR Securities, LLC's financial statements. The supplemental information is the responsibility of RNR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information on pages 14 through 18 is fairly stated, in all material respects, in relation to the financial statements as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 27, 2017

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS:

Cash	$	108,767
Securities, at fair value		137,209
Commissions receivable		179,548
Prepaid expenses and other assets		40,809
Property and equipment, net		47,212
Total Assets	$	**513,545**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable, accrued expenses and other liabilities	$	234,794
Note payable - insurance		35,599
Capital lease payable		2,175
Total Liabilities		272,568

MEMBER'S EQUITY

Total Member's Equity		240,977
Total Liabilities and Member's Equity	$	**513,545**

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:	
Commissions	$ 2,405,723
Interest and dividend income	3,649
Principal transactions	3,322
Other income	553
TOTAL REVENUE	2,413,247
OPERATING EXPENSES:	
Employee compensation and benefits	1,624,225
Other operating expenses	190,748
Occupancy and equipment expense	88,885
Regulatory fees	22,008
Office expenses	11,339
Technology and communications expense	4,691
Other expenses	274
TOTAL OPERATING EXPENSES	1,942,170
NET INCOME	$ 471,077

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, January 1, 2016	$ 235,963
Member distributions	(466,063)
Net income	471,077
Balance, December 31, 2016	$ 240,977

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 471,077
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization expense	11,237
Insurance expense financed	35,599
Increase in securities, at fair value	(32,941)
Decrease in commissions receivable	12,827
Decrease in other assets	21,316
Increase in accounts payable, accrued expenses and other liabilities	30,565
NET CASH PROVIDED BY OPERATING ACTIVITIES	549,680
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchases of property and equipment	(6,649)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions paid to member	(466,063)
Principal payments on note payable - insurance	(35,493)
Principal payments on capital lease obligation	(1,852)
Down payment on auto lease	(7,731)
NET CASH USED FOR FINANCING ACTIVITIES	(511,139)
NET INCREASE IN CASH	31,892
CASH, BEGINNING OF YEAR	76,875
CASH, END OF YEAR	$ 108,767
CASH PAID DURING THE YEAR FOR:	
Interest	$ 274

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - **ORGANIZATION**

RNR Securities, LLC ("the Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company is scheduled to dissolve on March 1, 2026. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2011, the Company began distribution of REITS. The liability of the member of the Company is limited to the member's total capital contribution.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance and annuities. As a matter of normal business practice, the Company does not assume positions in securities.

2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Operations

The Company has prepared its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company places its temporary cash investments with investment quality financial institutions. At times, such investments may be in excess of federal insurance limits. The Company has not experienced any losses in these accounts.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Revenue Recognition

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis. Investment advisory, mutual fees, and insurance product commissions are received and earned monthly and quarterly.

Customer Receivables

The Company carries its customer receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its customer receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Investment Valuation

The Company's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of Fair Value Measurements.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	20 years

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company ("LLC") is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax returns.

The Company follows the uncertainty in income taxes standards. The Company does not have an unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2016 and reached the same conclusion.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2013.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2017, the date the financial statements were available to be issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

3 - INVESTMENTS

Investments at December 31, 2016 are stated at estimated fair value as summarized as follows:

	Fair Value
Mutual funds	$ 137,209

Investment income from investments above for the year ended December 31, 2016 is as follows:

Interest and dividend income	$ 3,649
Principal transactions	3,322
	$ 6,971

4 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

4 - FAIR VALUE MEASUREMENTS (CONT'D).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2016.

	Assets at Fair Value as of December 31, 2016			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 137,209	$ -	$ -	$ 137,209
Total assets at fair value	$ 137,209	$ -	$ -	$ 137,209

5 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

Computer equipment	$ 43,229
Furniture and fixtures	11,909
Leasehold improvements	32,338
	87,476
Less: Accumulated depreciation and amortization	40,264
	$ 47,212

Depreciation and amortization expense related to property and equipment amounted to $11,098 for the year ended December 31, 2016.

6 - OBLIGATIONS UNDER CAPITAL LEASES

The Company's property under capital leases, which is included in property and equipment, is summarized as follows:

Machinery and equipment	$ 5,605
Less: Accumulated depreciation	3,430
	$ 2,175

Capital leases outstanding at December 31, 2016 require monthly payments of $163 including an effective interest rate of 8.47% through February 2018.

Future minimum lease payments under capital leases are summarized as follows:

Years Ending December 31:	
2017	$ 1,956
2018	326
	2,282
Less: Amount representing interest	107
Present value of future minimum lease payment	2,175
Less: Current maturities	1,852
Long-term portion	$ 323

7 - RELATED PARTY

The Company shares its offices with R&R Financial Planners, Inc., a party related through majority common ownership of its managing member. There is no expense sharing arrangement with the related party. Expenses are paid if incurred. For the year ended December 31, 2016, the Company paid $9,542 to the related party for shared expenses. In addition, the Company leases its offices from its managing member (See Note 9).

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company has net capital of $81,167 which was $63,141 in excess of its minimum required net capital of $18,026. The Company's net capital ratio was 3.36 to 1.

9 - COMMITMENTS AND CONTINGENCIES

The Company leases office space from the managing member, William V. Romeo. Future minimum lease payments under the lease are as follows:

Year Ending December 31
2017	$ 3,544

Rent expense amounted to $76,540 for the year ended December 31, 2016.

The Company leased an automobile on August 23, 2016, with monthly payments of $1,249.

The lease minimum future rental payments through July 2019 is summarized as follows:

Years Ending December 31:
2017	$ 2,993
2018	2,993
2019	1,745
	$ 7,731

10 - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2016, there were no significant customer accounts having unsecured debit balances that presented any risk.

RNR SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total member's equity		$ 240,977
Less: Nonallowable assets		
Commissions receivables-net of offsetting payable	51,208	
Property, equipment, and software, net	47,212	
Other assets	40,809	
		139,229
Net Capital before haircuts on securities positions (tentative net capital)		$ 101,748
Haircuts on Securities		
Securities positions	20,581	
		20,581
Net Capital		81,167
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Mininum net capital required 6-2/3% of $272,568 pursuant to Rule 15C3-1		18,171
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		18,171
EXCESS NET CAPITAL		62,996
EXCESS NET CAPITAL AT 1,000%		53,910
AGGREGATE INDEBTEDNESS		272,568
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.36

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C-3
FOR THE YEAR ENDED DECEMBER 31, 2016

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(i)

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

	Audited	Focus Report Unaudited	Difference	
CURRENT ASSETS:				
Cash	$ 108,767	$ 108,767	$	-0-
Securities at fair value	137,209	137,725	(c)	(516)
Commissions receivable	179,548	173,870	(a)	5,678
Property and equipment, net	47,212	63,612	(d)(e)	(16,400)
Other assets	40,809	31,601	(b)	9,208
Total Assets	**$ 513,545**	**$ 515,575**	**$**	**(2,030)**

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited	Difference	
LIABILITIES:				
Accounts payable, accrued expenses and other liabilities	$ 234,794	$ 277,578	(f) $	(42,784)
Note payable - insurance	35,599	-0-	(g)	35,599
Capital lease payable	2,175	-0-	(h)	2,175
Total Current Liabilities	272,568	277,578		(5,010)
MEMBER'S EQUITY:				
Total member's equity	240,977	237,997	(i)	2,980
Total Liabilities and Member's Equity	**$ 513,545**	**$ 515,575**	**$**	**(2,030)**

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION (CONT'D).
DECEMBER 31, 2016

(a) Additional audit adjustment based on detailed analysis for commission earned in December 2016 inadvertently not recorded as a commission receivable for $5,678 on focus report.

(b) Adjustments to various prepaid expenses which were recorded as an estimate on focus report.

(c) Adjustment for $3,322 principal transactions, $3,649 of dividend income reinvested on securities held and ($7,487) in reclass items by broker on focus reports.

(d) Adjustment for $6,706 for understatement of accumulated depreciation.

(e) Adjustment to reclass $11,347 of expenses that were incorrectly recorded as property and equipment and $1,653 of property and equipment that was incorrectly expensed.

(f) Audit adjustment of $2,510 for under accrual of commissions payable by broker on focus report, $32,664 of miscellaneous other accrued expenses unrecorded by broker on focus report, and adjustment of $12,630 for over accrual of auditing fees by broker on focus report.

(g) Adjustment of $35,599 for understatement of note payable – insurance.

(h) Breakout for capital lease obligations recorded in other liabilities.

(i) Summary of all adjustments listed above.

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2016

Net capital as reported on the Focus Report, Part IIA	$ 70,917
Adjustments	10,250
Net capital as adjusted and as reported per audited financial statements	$ 81,167

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to the differences shown on page 16 of the audited financial statements. The total differences shown on page 16 of $2,980 includes a decrease of $7,193 in non-allowable assets, resulting in a total increase in net capital of $10,173. In addition, the broker inadvertently understated the adjustment for haircuts on securities by $77. This is reflected on the computation of net capital pursuant to rule 15C3-1 on page 14 of the audited financial statements. In addition, the audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for RNR Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See report of independent registered public accounting firm.



S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To The Member and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by RNR Securities, LLC and SIPC specified parties in evaluating RNR Securities, LLC's compliance with the applicable instructions of Form SIPC-7. RNR Securities, LLC's management is responsible for RNR Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursements records entries in the company's cash disbursement journals and the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (Focus Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and the General Assessment Reconciliation, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related General Assessment Reconciliation supporting the adjustments, noting no differences; and

-19-

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 27, 2017

RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
SCHEDULE OF GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2016

Total revenue	$ 2,413,247
Deductions:	
Revenues from the sale of variable annuities	1,609,314
Net income from securities in investment accounts	3,649
Other revenue not related either directly or indirectly to the securities business	3,875
Total deductions	1,616,838
SIPC net operating revenues	796,409
General assessment @ .0025	1,991

Payments

Date:	Check #:	Form:	
7/28/2016	1006	SIPC-6	967

Total payments	967
Assessment balance due or (overpayment)	1,024
Interest computed on late payment at 20% per annum	-
Total balance due	$ 1,024

See Accountants' Agreed Upon Procedures Report





S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
RNR Securities, LLC
(A Limited Liability Company)
East Meadow, New York

We have reviewed management's statements, included in the accompanying exemption report in which (1) RNR Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RNR Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) RNR Securities, LLC stated that RNR Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RNR Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RNR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 27, 2017

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

RNR SECURITIES, LLC

Exemption Report
Year Ended December 31, 2016

I, as member of management of RNR Securities, LLC ("RNR") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of RNR's compliance with the requirements of 17 C.F.R. §§240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of RNR:

(1)   We identified the following provisions of 17 C.F.R. §15c3-3(k) under which RNR claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i).

(2)   We met the identified exemption provisions throughout the most recent calendar year ended December 31, 2016 without exception.

RNR is exempt from the provisions of 17 C.F.R. §24015c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule), as RNR is an introducing broker or dealer whose business is limited to the sale of mutual funds, variable annuities, insurance products and REITs, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.

William V. Romeo, Managing Member